Filed Pursuant to Rule 424(b)(3)

Registration No. 333-251021

GREENBACKER RENEWABLE ENERGY COMPANY LLC

SUPPLEMENT NO. 1 DATED AUGUST 26, 2022

TO THE PROSPECTUS DATED NOVEMBER 30, 2020

We are providing this Supplement No. 1 to you in order to supplement our prospectus dated November 30, 2020 (as supplemented to date, the “Prospectus”). This supplement provides information that shall be deemed part of, and must be read in conjunction with, the Prospectus. Capitalized terms used in this supplement have the same meanings in the Prospectus unless otherwise stated herein. The terms “we,” “our,” “us” and “Company” refer to Greenbacker Renewable Energy Company, LLC.

Before investing in our shares, you should read the entire Prospectus and this supplement, and consider carefully our investment objectives, risks, fees and expenses. Investing in the shares may be considered speculative and involves a high degree of risk, including the risk of a substantial loss of investment. You should also carefully consider the information disclosed in the section of the Prospectus captioned “Risk Factors” beginning on page 4, the information contained in our publicly available filings with the Securities and Exchange Commission (“SEC”), including Item 1A (“Risk Factors”) under Part I of our most recently filed Annual Report on Form 10-K for the fiscal year ended December 31, 2021, Item 1A (“Risk Factors”) under Part II of any of our subsequently filed Quarterly Reports on Form 10-Q, and the other information contained in our publicly available reports filed with the SEC before you decide to invest in our shares.

All references throughout the Prospectus that refer to Greenbacker Renewable Energy Company, LLC as an “externally managed energy company” are hereby updated to refer to it as an “internally managed energy company” as a result of the Acquisition (as defined herein).

Recent Developments

Second Quarter 2022 Business Update

On August 10, 2022, we announced an update on our business for the second quarter of 2022.[1]

Our largest individual asset to reach commercial operation helped double fleet’s operating capacity

The power-production capacity of our operating fleet doubled, growing just over 100% on a year-over-year basis. We added 610 megawatts (MW) of operational assets, as we acquired new operating projects and our under-construction projects entered commercial operation.

This expansion included a new milestone: our largest operating clean energy asset to date. The 104 MWdc / 80 MWac Graphite Solar project reached commercial operation in late June, and has begun producing clean energy in Carbon County, Utah. (Previously, our largest operational asset was the 61 MWdc Turquoise Solar in Nevada.)

All power produced by Graphite is being purchased by an investment-grade utility through a long-term power purchase agreement.

Greater operating capacity drove considerable increases in renewable energy production

This capacity growth enabled our fleet of clean energy projects to produce over 650,000 megawatt-hours (MWh) of total power during the second quarter of 2022, marking a year-over-year increase of 82%. The increased production included nearly 324,000 MWh of solar energy and more than 311,000 MWh of wind power, representing year-over-year growth of 87% and 90%, in the respective energy segments.

Fleet expanded by over 120 new assets, adding 768 megawatts of clean power capacity

Since the end of the second quarter of 2021, our fleet of renewable energy projects increased by 123 net new projects, expanding our total asset count to 425.[2]

These assets added 768.4 MW of clean power–production capacity to the fleet, which now approaches 2.9 gigawatts (GW), a year-over-year increase of 37%. (This figure includes both operating and pre-operational assets.)

As of the end of the quarter, we were conducting business in 32 states, Canada, Puerto Rico, and Washington DC.

Renewables fleet had most efficient first half in Company history

During the first six months of 2022, our fleet generated more than one billion kilowatt-hours (kWh) of total power, representing a 70% increase from the same period in 2021. The fleet also generated more clean energy in the first half of 2022 than it did in all of 2020.

Our fleet not only produced more clean power than in the first half of any other year, it also set a performance efficiency record. In the six months ended June 30, 2022, our wind assets produced at 99.5% of forecast and our solar portfolio produced at 96.4% of forecast—better than in any other first half of a calendar year in Company history.

Wind portfolio entered new territory with first asset in New York

During the quarter, we closed on our first wind acquisition in the state of New York, purchasing the 55.4 MW Howard wind project from the BlackRock Global Renewable Power Fund II.

The operational wind farm produces enough clean energy to power approximately 12,500 New York homes a year. Located in Steuben County, it also supports local clean energy jobs, including several full-time service technicians and dozens of subcontractors for ongoing maintenance and special projects.

Business opportunities expand with anticipated launch of new vehicles

We and our recently acquired investment management subsidiary, Greenbacker Capital Management, LLC (“GCM”), expect to advise the second iterations of two new investment vehicles.

One is an infrastructure vehicle that began fundraising in early May 2022. The other is a separate vehicle providing capital to growth-stage clean energy developers, which is expected to commence in the second half of 2022 and hold two fund closings before year end. The growth of these vehicles is expected to generate new revenue streams beginning in 2022, contributing positively to the diversified growth of GCM and, ultimately, the Company.

Through the investment advisory services offered to the two new investment vehicles—and potentially to other vehicles on the platform in the future—we look to continue growing our Assets Under Management related to the sustainable infrastructure and real assets industries.

The securities offered by our managed investment vehicles have not been or will not be registered under the Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

Our investments support carbon abatement, water conservation, and green jobs

Our renewable energy investment activities continued to deliver on ESG metrics. As of June 30, 2022, the cumulative amount of clean power produced by our fleet increased to over 4.9 million MWh, abating more than 3.5 million metric tons of carbon since January 2016.[3]

Our clean energy projects have saved roughly 3.3 billion gallons of water,[4] compared to the amount of water needed to produce the same amount of power from burning coal. The business activities of our fleet are expected to sustain over 5,200 green jobs.[5]

Change in Financial Statement Presentation as a Result of the Acquisition of External Advisor

We announced a change in our financial statement presentation as a result of the acquisition of our external advisor

Overview

As previously announced, on May 19, 2022, we completed the acquisition of GCM and certain other affiliated companies (the “Acquisition”). As a result of the Acquisition, we now operate as a fully integrated and internally managed company with our own executive management team and other employees to manage our business and operations.

We believe that the Company and our shareholders will benefit from the addition of GCM’s asset management platform to our revenue base, creating two synergistic businesses that will open new opportunities for innovation, growth, and diversification. As also previously announced, we believe that the Acquisition has the potential to result in a substantial increase in the value of the Company, as the fully integrated and internally managed Company will represent a platform that can take advantage of market opportunities, while at the same time reducing overhead and potentially increasing profitability.

As a result of the Acquisition and other steps taken by us to transition the focus of our business from an investor in clean energy projects to a diversified independent power producer coupled with an asset management business, we are required to transition the basis of our accounting. Since inception, our historical financial statements have been prepared using the investment company basis of accounting in accordance with ASC Topic 946, Financial Services – Investment Companies (“ASC 946”). ASC 946 requires that if there is a subsequent change in the purpose and design of an entity, the entity should reevaluate its status as an investment company. Based on the above noted changes, management determined the Company no longer exhibits the fundamental characteristics of and no longer qualifies as, an investment company as defined in ASC 946. As a result, the Company is required to discontinue the application of ASC 946 and, in connection therewith, begin applying other non-investment company generally accepted accounting principles (“GAAP”) prospectively beginning May 19, 2022 (the closing of the Acquisition). With this change, our financial statements will be prepared to capture the consolidated operating results of our business and our subsidiaries, which we believe will be a long-term benefit to our investors as further discussed below.

Benefits to Investors

When we started raising capital for investment in April 2014, we prepared our financial statements using the investment company basis of accounting in accordance with ASC 946 largely because it fit our strategy at the time, which consisted exclusively of making financial investments in operating renewable energy power plants.

Over time, we expanded our areas of investment to include assets in late-stage development and construction. GCM comprehensively grew its capabilities to accommodate these and other changes including technical asset management, procurement, construction management as well as late-stage development of renewable energy projects.

With the completion of the Acquisition, we now have many of the capabilities and characteristics of an actively managed owner-operator of renewable energy projects or an independent power producer (IPP), which is a growing category of the power generation business. In short, we are now a vertically integrated renewable energy infrastructure operating business.

All elements of the business, from raising capital to asset management—and from constructing assets to operating assets—are now managed in a single integrated organization, eliminating management fees and better positioning us to operate as an IPP that will continue to develop, manage, and operate assets on a long-term basis for the generation of revenue through the sale of energy.

This change to the financial statement presentation constitutes the next step in our evolution, enabling us to enhance and align the financial transparency of our operating results to both the underlying drivers of performance, as included herein, as well as the comparability to similar renewable energy and asset management businesses. We believe that as we execute our strategy of owning and operating renewable energy assets as an IPP—while also expanding our funds management business as an internally integrated organization—this update to our financial presentation will better correspond with our business transformation.

Schedule for Implementation

Our implementation of the transition from the investment company basis of accounting in accordance with ASC 946 to other non-investment company GAAP accounting will be comprehensive and will require a substantial amount of time and attention. As the change in status occurred during our second fiscal quarter, our results of operations will be presented as they would be for an investment company under ASC 946 from the beginning of the quarter through May 18, 2022, and presented as they would be under other non-investment company GAAP accounting for the time period between May 19, 2022, the effective date of our change in status, and June 30, 2022. Given that the financial statements prior to and subsequent to the change in status are not comparable, we will present separate consolidated financial statements, including footnotes as applicable, for the time periods prior to and subsequent to May 19, 2022.

Our financial statements for the period beginning May 19, 2022 will be prepared on a consolidated basis rather than by the investment company fair valuation approach. Our financial statements will include the financial position, results of operations, and cash flows of the Company and its wholly-owned subsidiaries. In addition, we are re-evaluating our interests in all entities to determine whether they are variable interests, and re-evaluating our investments, including our investments in partially owned entities, to determine if they are variable interest entities (“VIEs”), as required under ASC Topic 810, Consolidation (“ASC 810”). We are also re-evaluating the consolidation considerations for all of our investments in VIEs and partially-owned entities, as required under ASC 810, and our financial statements for the period beginning May 19, 2022 will include the financial position, results of operations, and cash flows of those entities that are required to be consolidated in accordance with ASC 810.

In accordance with ASC 946, the fair value of our investments at the date of the change in status, May 19, 2022, will be the investment’s initial carrying amount under other non-investment company GAAP accounting guidance. For those entities that are required to be consolidated in accordance with ASC 810 as described above, this requires allocating the investment’s initial carrying amount to the individual assets and liabilities that make up the investment on a relative fair value basis in accordance with ASC Topic 805-50, Business Combinations — Related Issues.

Additionally, the Acquisition is expected to be accounted for as a business combination in accordance with ASC Topic 805, Business Combinations, whereby it will be accounted for using the fair value model under which assets acquired and liabilities assumed are generally recognized at their fair value.

Due to the nature of and complexities inherent in implementing this transition and accounting for the Acquisition, we require additional time to finalize our Quarterly Report. We are working diligently to complete and file the Quarterly Report, and will do so as soon as reasonably practicable. We are also evaluating any internal control implications associated with the above.

No Changes for Investors

There will be no change to the valuation procedures utilized by us, and we will continue to publish a monthly share value in accordance with such internal procedures. Additionally, we will continue to allow shareholders to submit repurchase requests on a quarterly basis at a price equal to the then-current monthly share value for those shareholders who submit a repurchase request at least thirty days prior to the close of each quarter, consistent with our share repurchase program. Additionally, investors will remain able to participate in our distribution reinvestment plan, which currently occurs monthly at the prevailing monthly share value.

Inflation Reduction Act is expected to provide additional industry tailwinds

In August 2022, Congress passed, and President Biden signed into law, the Inflation Reduction Act of 2022 (the “Act”), which includes a number of provisions that we believe are positive for the renewables industry and that could potentially expand our business opportunities in the future.

Under previous legislation, owners of qualifying clean energy assets in the US were eligible for the federal investment tax credit (ITC), which offered a tax credit of up to 26% of an asset’s installation cost. The ITC, which offered up to 30% in 2019, had been gradually decreasing and was slated to step down again to 22% in 2023, before settling at 10% for commercial solar installations thereafter.[6]

The Act restores the ITC up to 30% for projects that meet certain prevailing wage and other qualifications and ensures that these rates remain at that level for at least another decade.[7]

It also introduces tax incentives for standalone storage and green hydrogen projects, and expands and extends 45Q carbon capture tax credits. Our strategies have already been investing in battery storage opportunities and could potentially invest in these other sectors in the future.

Additionally, the Act reinstates the Production Tax Credit, a federal incentive that primarily applies to wind projects, and includes other measures that encourage energy efficiency, electric vehicle adoption, and investment in advanced manufacturing for energy (and energy-saving) technologies.

 In aggregate, these measures potentially provide substantial support for the renewable energy industry to continue its expansion and greater opportunity for clean energy asset development. This, in turn, could help quicken the pace of achieving state and federal clean energy–generation goals.

Our Portfolio Metrics1

	2Q22	2Q21
Power-production capacity of operating fleet at end of period	1.2 GW	608.6 MW
Power-generating capacity of pre-operational fleet at end of period	1.6 GW	1.5 GW
Total power-generating capacity of fleet at end of period	2.9 GW	2.1 GW
Total energy produced (MWh)	656,125	360,941
YTD total energy produced at end of period (MWh)	1,161,792	685,411
Total number of fleet assets at end of period	425	302

Risk Factors

The risks set forth under the caption “Risk Factors” under Item 1A of our most recent annual report on Form 10-K should be read in connection with the fact that we are a fully integrated and internally managed company with our own internal executive management team and other employees to manage our business and operations as a result of the Acquisition.

The following risk factors are added under the section “Risk Factors” which appears on page 4 of the Prospectus.

We have limited experience operating as an internally managed company, which makes our future performance difficult to predict and we may be exposed to risks which we have not historically encountered.

As a result of the Acquisition, we operate as a fully integrated and internally managed company with our own executive management team and other employees to manage our business and operations. We no longer bear the costs of the various fees and expense reimbursements previously paid to GCM under the now terminated advisory agreement. However, our expenses now include the compensation and benefits of our officers and employees, as well as overhead previously paid by GCM and Greenbacker Administration. Our employees and certain affiliates provide services historically provided by GCM. In addition, we have not previously operated as an internally managed company and may encounter unforeseen costs, expenses and difficulties associated with providing these services internally. If we incur unexpected expenses as a result of our self-management, our results of operations could be adversely affected.

Further, in connection with internalizing our operating structure, we may experience difficulty in the continued integration of the functions performed by GCM as a stand-alone entity, and we could have difficulty retaining our personnel, including those performing management, investment and general and administrative functions. These personnel have a great deal of know-how and experience and replacing such personnel may prove challenging. We may also fail to properly identify the appropriate mix of personnel and capital needs to operate successfully as a stand-alone entity. An inability to effectively manage our internal operations could result in our incurring excess costs and operating inefficiencies and may divert our management’s attention from managing our investments.

Additionally, in acquiring GCM, we have acquired a growing third-party asset management business which is subject to risks. This business is extensively regulated by governmental agencies and other self-regulatory organizations in the U.S. and the foreign jurisdictions in which we operate. Any failure to comply with the various rules and regulations of these jurisdictions could result in liability or other risks, including the inability to carry on activities related to this business, incurring additional expenses as a result of increased regulatory oversight, examinations and fines if we or GCM are deemed to have violated any regulations, and a decrease in profitability as a result of costs of managing investments. In addition, GCM is not prohibited from managing investment entities that make the same or similar types of investments as the Company and has obligations to the other entities it manages, which could interfere with the Company’s interests and increase competition for investors or investment opportunities. Termination of advisory agreements with respect to our existing or future managed investment vehicles could also result in lost revenue for the Company and significant reputational damage impacting GCM’s ability to provide advisory services to other alternative investment vehicles.

Such risks may impact our ability to achieve the cost savings and economies of scale expected to be realized as a result of the Acquisition. A failure to achieve such cost savings and economies of scale could have a material adverse effect on our business, financial condition and results of operations and affect the value of the shares of our common stock.

Our ability to achieve our investment objectives depends on our executive management team’s ability to manage and support our investment process. If we were to lose certain key members of our executive management team, our ability to achieve our investment objectives could be significantly harmed.

We are dependent on the diligence, skill and network of business contacts of our executive management team to achieve our investment objective. We also depend, to a significant extent, on our executive management team’s access to investment professionals and the information and deal flow generated by these investment professionals. Our executive management team evaluates, negotiates, structures, closes and monitors our assets. Our success depends to a significant extent on the continued service of our executive management team, particularly David Sher, Charles Wheeler, Mehul Mehta and Spencer Mash. The departure of any of our executive management team could have a material adverse effect on our ability to achieve our investment objectives.

[1]	The portfolio metrics set forth herein are unaudited and subject to change. Past performance is not indicative of future results.
[2]	Total assets and megawatts statistics include those projects where we have contracted for the acquisition of the project pursuant to a Membership Interest Purchase Agreement (“MIPA”).
[3]	When compared with a similar amount of power generation from fossil fuels. Carbon abatement is calculated using the EPA Greenhouse Gas Equivalencies Calculator which uses the AVoided Emissions and geneRation Tool (AVERT) US national weighted average CO2 marginal emission rate to convert reductions of kilowatt-hours into avoided units of carbon dioxide emissions.
[4]	Gallons of water saved are calculated based on Operational water consumption and withdrawal factors for electricity generating technologies: a review of existing literature – IOPscience, J Macknick et al 2012 Environ. Res. Lett. 7 045802.
[5]	Green jobs calculations are sourced from both the National Renewable Energy Laboratory’s Energy Analysis and the US Energy Information Administration’s Independent Statistics & Analysis.
[6]	Guide to the Federal Investment Tax Credit for Commercial Solar Photovoltaics, U.S. Department of Energy, Office of Energy Efficiency & Renewable Energy.
[7]	What is the Inflation Reduction Act of 2022?, National Law Review, August 9, 2022.